Exhibit 99.2

September 11, 2018

Bell Canada, and

BCE Inc.,

1, Carrefour Alexander-Graham-Bell,

      Building A, 7th Floor,

       Verdun, Quebéc,

Canada H3E 3B3.

Ladies and Gentlemen:

We have acted as United States counsel to Bell Canada and BCE Inc. (collectively, the “Co-Registrants”) in connection with the registration, under the Securities Act of 1933 (the “Act”), of 4.464% Series US-1 Notes due 2048, guaranteed by BCE Inc., as described in the Prospectus Supplement, dated September 11, 2018 (the “Prospectus Supplement”), to the Short Form Base Shelf Prospectus, dated March 20, 2018, contained in Amendment No. 1 to the Co-Registrants’ Registration Statement on Form F-10, File No. 333-223660. We hereby confirm that our opinion is as set forth under the heading “Material United States Federal Income Tax Consequences” contained in the Prospectus Supplement, subject to the limitations and qualifications set forth therein.

We hereby consent to the filing with the Securities and Exchange Commission of this letter as an exhibit to a Form 6-K of BCE Inc. and to any reference to us under the heading “Material United States Federal Income Tax Consequences” in the Prospectus Supplement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Sullivan & Cromwell LLP